EXHIBIT 13.3

Summarized Quarterly Financial Information

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2006	First Quarter	Second Quarter	Third Quarter
Total interest income	$3,361,053	$3,441,719	3,518,234
Total interest expense	1,122,867	1,147,188	1,288,661
Net interest income	2,238,186	2,294,531	2,229,573
Provision for loan losses	—	—	—
Investment securities gain (loss)	(106)	44,215	778
Total other income	327,055	338,524	368,824
Total other expenses	1,813,711	2,003,925	1,834,969
Income before income taxes	751,424	673,345	764,206
Net income	600,043	549,433	591,693
Net income per share	0.39	0.36	0.39

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,305,715	$3,271,283	$3,246,463	$3,304,796
Total interest expense	987,271	1,009,855	1,008,387	1,064,988
Net interest income	2,318,444	2,261,428	2,238,076	2,239,808
Provision for loan losses	90,000	90,000	—	—
Investment securities gain (loss)	77,856	2,390	38,309	(122)
Total other income	295,072	303,896	336,568	323,734
Total other expenses	1,930,503	1,857,371	1,823,928	1,839,623
Income before income taxes	670,869	620,343	789,025	723,797
Net income	545,728	510,783	613,555	592,199
Net income per share	0.36	0.33	0.40	0.39

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,312,275	$3,264,003	$3,428,544	$3,401,297
Total interest expense	1,065,824	1,039,123	1,048,859	1,040,783
Net interest income	2,246,451	2,224,880	2,379,685	2,360,514
Provision for loan losses	30,000	90,000	90,000	90,000
Investment securities gain (loss)	(2,501)	6,427	(880)	1,719
Total other income	289,355	301,170	336,408	351,918
Total other expenses	1,624,134	1,628,201	1,707,810	1,786,662
Income before income taxes	879,171	814,276	917,403	837,489
Net income	658,740	625,579	707,973	645,033
Net income per share	0.43	0.41	0.46	0.43